Exhibit 99.1

OKYO Pharma Announces Upcoming Presentation of OK-101 Phase 2 Data for Dry Eye Disease at Eyecelerator 2024, a Partner Meeting of the American Society for Cataract and Refractive Surgery

London and New York, NY, April 2, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, today announced an upcoming presentation of the OK-101 Phase 2 data for dry eye disease at Eyecelerator 2024, a partner meeting of the American Society of Cataract and Refractive Surgery (ASCRS) Annual Meeting, being held April 4, 2024 in Boston, MA.

Eyecelerator Presenting Company Showcase – OKYO Pharma Presentation Details

Date: Thursday, April 4, 2024

Time: 1:00 – 2:30PM ET

Location:	Omni Boston Hotel at the Seaport – Level 2
Ensemble Ballroom C, Breakout 1

Presenter: Gary Jacob, PhD, Chief Executive Officer

About Eyecelerator

Eyecelerator is a partnership between the American Academy of Ophthalmology and ASCRS to accelerate ophthalmic innovation through next-generation business conferences. Held the Thursday before each partner society’s annual meeting, Eyecelerator spurs innovation by connecting the scientific talent and entrepreneurs advancing eye care with mission-driven investors and business partners who support their success. Eyecelerator conferences provide a full day of KOL-driven programs highlighting industry advancements, investment trends, and innovative new products disrupting eye care. The conferences also provide valuable opportunities to network and explore new market potentials and the occasion for dozens of companies to present their novel clinical treatments and emerging technologies that are shaping the future of ophthalmology.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379